
RECEIVED
FEB - 2007
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SEC MAIL PROCESSING SECTION
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SECURI  SSION

07001400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44230

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JACKSON HATHAWAY HOPPER d/b/a HOPPER SECURITIES-VERMONT

Hopper Jackson Hathaway

OFFICIAL USE ONLY

FIRM ID. NO.
4709

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 Laurel Hill Drive
(No. and Street)

South Burlington (CITY) VT (state) 05403 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jackson Hopper 1-802-862-6861 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 0 8 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jackson Hopper swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Jackson Hathaway Hopper, d/b/a Hopper Securities-Vermont, as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jackson Hathaway Hopper
Signature

Owner
Title

Elizabeth Robbins
Notary Public

Elizabeth Robbins, Notary Public
My Commission Expires February 10, 2007

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*


CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Jackson Hopper
Hopper Securities-Vermont
So. Burlington, VT

In planning and performing my audit of the financial statements of Hopper Securities-Vermont (the Company), a proprietorship, for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2006 and further, no facts came to my attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2006.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Harvey E Karll CPA, P.C.
Newburyport, MA
January 31, 2007

HOPPER SECURITIES - VERMONT

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2006

Contents

*****

***

*

Page

Independent Auditors Report..................................1

Statement of Financial Conditions............................2

Statement of Income..3-4

Statement of Proprietors Capital.............................5

Statement of Cash Flows......................................6

Notes to Financial Statements................................7-9

SUPPLEMENTARY SCHEDULES:

Schedule I: Computation of Net Capital Pursuant
Tp SEC Rule 15c3-1...............................10

Schedule II: Reconciliation of Audited vs. Unaudited
Net Capital....................................11

Schedule III: Exemptive Provision under Rule 15c3-3..........12


CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Hopper Securities - Vermont
So. Burlington, VT

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial condition of Hopper Securities-Vermont (a proprietorship) as of December 31, 2006 and the related statements of income, proprietor's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the owner. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the owner, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hopper Securities-Vermont as of December 31, 2006, and the results of its operations and cash flows for the year then ended, in conformity with principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, and III are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E Karll CPA P.C.

Harvey E. Karll CPA, P C.
January 31,2007

Jackson Hathaway Hopper
d/b/a Hopper Securities=Vermont
Statement of Financial Condition
December 31, 2006

Assets

Cash & Cash Equivalents	$ 18,326
Commissions Receivable	9,409
Prepaid NASD Fees	435
Investments	190,618
Equipment and Furniture, at cost, less accumulated Depreciation of $6349	0
	$218,788

Liabilities and Owners' Equity

Liabilities:

Prepaid Advisory Fee Income	$ 900
Accrued Expenses	2,000
Accounts Payable	1,340
	4,240

Owners Equity:

Jackson Hopper Capital	$214,548
	$218,788

See Accountant's Report & Accompanying Notes

Jackson Hathaway Hopper d/b/a Hopper Securities-Vermont
Income Statement
Twelve Months Ended December 31, 2006

	Year To Date	%
Income		
Commission Income	$ 2,710	9.8
Mutual Fund Income	18,291	65.9
Advisory Fee Income	6,735	24.3
Total Income	27,736	100.0
General & Administrative Exp. (See Schedule A)	15,979	57.6
Other Income		
Interest Income	44	0.2
Dividend Income	2,985	10.8
Unrealized Gain(Loss)	43,601	157.2
Total Other Income	46,630	168.1
Net Income (Loss)	$ 58,387	210.5

See Accountant's Report and Accompanying Notes

Jackson Hathaway Hopper d/b/a Hopper Securities-Vermont
Income Statement
Twelve Months Ended December 31, 2006

	Year To Date	%
General & Administrative Exp. (Schedule A)		
Accounting & Audit	$ 4,700	16.9
Clearing Cost	2,596	9.4
Dues & Subscriptions	324	1.2
Insurance-Health	4,266	15.4
Office Expenses	1,351	4.9
Regulatory Expense	1,115	4.0
Telephone	1,627	5.9
Total G & A Expense	$ 15,979	57.6

See Accountant's Report and Accompanying Notes

HOPPER SECURITIES - VERMONT
STATEMENT OF PROPRIETOR'S CAPITAL
DECEMBER 31, 2006

PROPRIETOR'S CAPITAL - DECEMBER 31, 2005	$291,787
NET INCOME (LOSS)	58,387
OWNER'S DRAWINGS	135,626
PROPRIETOR'S CAPITAL - DECEMBER 31, 2006	$214,548

See Accountant's Report & Accompanying Notes

Jackson Hathaway Hopper d/b/a Hopper Securities-Vermont
Statement of Cash Flows
Twelve Months Ended December 31, 2006

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 58,386	
Adjustments		
Add:		
Accounts Payable	1,340	
Prepaid Advisory Fees	900	
Accrued Expenses	2,000	
Less:		
Commissions Receivable	(9,409)	
Prepaid NASD Fees	(435)	
Cash from Operations		52,782
Cash Flows - Invested		
Investments	85,535	
Investing Cash Flows		85,535
Cash Flows - Financing		
J.Hopper Drawings	(135,636)	
Financing Cash Flows		(135,636)
Cash Increase (Decrease)		2,681
Cash - Beginning of Year		
Cash-Checking	10,121	
Cash-Money Market	5,524	
Total Beginning of Year		15,645
Cash on Statement Date		$ 18,326

See Accountant's Report and Accompanying Notes

HOPPER SECURITIES - VERMONT
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

A. Nature of Business

Hopper Securities - Vermont, a proprietorship is engaged in the securities broker business. The business operation receives and purchases securities per customer's request and operates primarily in the Chittenden County area of Vermont.

B. Basis of Accounting

The company uses the accrual method of accounting for financial and tax accounting purposes.

C. Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2006 the company had nothing in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

D. Cash and Cash Equivalents

For the purposes of reporting cash flows, the company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal Insurance Deposit Corporation (FDIC) insurance limit.

E. Segregated Cash

A special account for specific customer funds received on the sale and purchase of security investments for the customer.

F. Depreciation

Property and equipment are stated at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expensed as incurred. The estimated useful lives of the Company's assets are as follows:

Furniture & Equipment	5 and 7 years

G. Investments

The owner classifies its marketable equity securities as investment. Realized gains and losses are included in earnings based on the period the specific identifiable stock is sold. The owner must maintain a minimum capital in the form of cash and marketable securities. The investments are reflected at fair market value on the balance sheet.

The investments are as follows:

	Shares	Cost	Fair Value 12-31-06	Fair Value 12-31-05	Unrealized Gain (Loss)
International Business Machines Inc.	1,571	$62,566	$152,623	$129,137	$23,486
NASDAQ Stocks	900	13,200	27,711	10,554	17,157
Oracle Corporation	600	4,125	10,284	7,326	2,958
TOTAL		$79,891	$190,618	$147,017	$43,601

H. Fair Value of Financial Statements

Financial Accounting Standards Board Statement No. 107 (SFAS No. 107), requires disclosure of the fair values of most on-and off-balance sheet financial instruments for which it is oractiable to estimate that value. The scope of SFAS No. 17 excludes certain financial instruments, such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-finanical instruments, such as fixed assets. The fair value of the company's assets and liabilities which qualify as financial instruments under SFAS No. 107 approximate the carrying amounts presented in the Statement of Financial Condition.

I. Net Capital

As a broker/dealer, the company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The company's net capital computed under 15c3-1 was $170,348 at December 31, 2006, which exceeded required net capital of $ 50,000 by $120,348. The ratio of aggregate indebtedness to net capital at December 31, 2006 was 0.03 to 1.0.

J. Income Taxes

Income from the proprietorship is combined with the income and expenses of the proprietor from other sources and reported in the proprietor's individual federal and state income tax returns. The proprietorship is not a tax paying entity for purposes of federal and state income taxes, and thus no income taxes have been recorded in the statements.

K. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the owner to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HOPPER SECURITIES - VERMONT
NET CAPITAL COMPUTATION
DECEMBER 31, 2006

Total Owner's Equity from Financial Statement		$214,548
Less Haircuts		
Stocks & Warrants	28,593	
Undue Concentration	15,607	(44,200)
Net Capital		170,348
Minimum Capital Required		50,000
Excess Net Capital		$120,348

See Accountant's Report & Accompanying Notes

HOPPER SECURITIES - VERMONT
RECONCILIATION OF AUDITED VS UNAUDITED NET CAPITAL
DECEMBER 31, 2006

Net Capital-per Focus Report	$ 163,744
Year end adjustments	6,604
Audited Net Capital	$ 170,348

See Accountant's Report & Accompanying Notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hopper Securities-Vermont as of 12/31/06

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule l5c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)—Limited business (mutual funds and/or variable annuities only) ________ **4550**

B. (k) (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained ___X___ **4560**

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ________ **4570**

Clearing Firm SEC#s	Name	Product Code
8-________ **[4335A]**	________ **[4335A2]**	________[4335B]
8-________ **[4335C]**	________ **[4335C2]**	________[4335D]
8-________ **[4335E]**	________ **[4335E2]**	________[4335F]
8-________ **[4335G]**	________ **[4335G2]**	________[4335H]
8-________ **[4335I]**	________ **[4335I2]**	________[4335I]

D. (k) (3) Exempted by order of the Commission ________ **4580**

END

See Accountant's Report and Accompanying Notes